TERYL RESOURCES CORP.
TO REGISTERED HOLDERS
AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

RETURN CARD - 2008

In accordance with National Instrument No.54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and pursuant to the Securities Act and Securities Rules (British Columbia):

(a)
a registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters.  Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

(b)
a non-registered shareholder may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters.  Non-registered shareholders entitled to receive an issuer's audited financial statements pursuant to NI 54-101 will receive a quarterly report for an issuer's fourth fiscal quarter.

TO:         Computershare Investor Services Inc.
On behalf of TERYL RESOURCES CORP. (the "Company")
3rd Floor
510 Burrard Street
Vancouver  British Columbia  V6C 3B9
Canada

As an owner of shares of the Company, I hereby request that my name and address be placed on your supplemental mailing list to receive interim financial statements of the Company for the ensuing year.

NAME OF SHAREHOLDER:

ADDRESS:

SIGNATURE:
(I certify that I am a registered shareholder)

SIGNATURE:
(I certify that I am a non-registered shareholder)

DATE:                                                           , 2008

NOTE:
IF YOU WISH TO BE INCLUDED ON THE COMPANY'S SUPPLEMENTAL MAILING LIST, PLEASE RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE.  AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED ANNUALLY IN ORDER TO REMAIN ON THE LIST.